
07006759

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Willow Cove Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9444 Waples Street, Suite 460
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 5 2007
WASH. D.C.
213

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 283-5591
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/10

OATH OR AFFIRMATION

I, Mike Losse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Willow Cove Investment Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WILLOW COVE INVESTMENT GROUP, INC.

(a wholly owned subsidiary of LM Squared Investments, LLC)

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Willow Cove Investment Group, Inc.

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. (a wholly owned subsidiary of LM Squared Investments, LLC) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 15, 2007
San Diego, California

WILLOW COVE INVESTMENT GROUP, INC.
(a wholly owned subsidiary of LM Squared Investments, LLC)

Statement of Financial Condition

December 31, 2006

ASSETS

Cash	$ 2,418
Deposit with clearing organization	13,719
Securities owned	16,643
Prepaid expenses and other assets	11,785
Goodwill	58,976
Furniture and equipment, less accumulated depreciation of $2,118	7,474
	$ 111,015

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 8,454
Stockholder's equity	
Common stock, 25,000 shares authorized	100
Additional paid-in capital	350,035
Accumulated deficit	(247,574)
Total stockholder's equity	102,561
	$ 111,015

See notes to financial statements.

WILLOW COVE INVESTMENT GROUP, INC.

(a wholly owned subsidiary of LM Squared Investments, LLC)

Statement of Operations
Year Ended December 31, 2006

Revenues	
Commission income	$ 47,157
Consulting income	75,248
Interest and dividends	1,432
	123,837
Expenses	
Compensation and employee benefits	102,206
Rent	63,458
Investment losses	45,331
Commissions and clearing charges	38,935
Outside services	24,207
Reimbursed expenses	7,900
Taxes, licenses, and registration fees	7,166
Travel and entertainment	5,608
Office supplies and printing	4,420
Telephone and postage	2,350
Depreciation	1,929
Other	1,453
	304,963
Loss before income taxes	(181,126)
Income taxes	(66,447)
Net loss	$(247,574)

See notes to financial statements.

WILLOW COVE INVESTMENT GROUP, INC.

(a wholly owned subsidiary of LM Squared Investments, LLC)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock		*Additional Paid-in*	*Accumulated*
	Shares	*Amount*	*Capital*	*Deficit*
Balance, beginning of year	1,000	$100	$293,384	$ -
Capital contributions	-	-	56,651	-
Net loss	-	-	-	(247,574)
Balance, end of year	1,000	$100	$350,035	$(247,574)

Statement of Liabilities Subordinated to Claims of General Creditors

Year Ended December 31, 2006

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

WILLOW COVE INVESTMENT GROUP, INC.

(a wholly owned subsidiary of LM Squared Investments, LLC)

Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$(247,574)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	1,929
Changes in operating assets and liabilities	
Deposit with clearing organization	(571)
Prepaid expenses and other assets	(5,380)
Accounts payable and accrued liabilities	(406,049)
Net cash from operating activities	(657,645)
Cash flows from investing activities	
Securities owned	5,414
Capital expenditures	(3,867)
Net cash from investing activities	1,547
Cash flows from financing activities	
Capital contributions	56,651
Net decrease in cash	(599,447)
Cash, beginning of year	601,865
Cash, end of year	$ 2,418
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Income taxes paid	$ 100,000

See notes to financial statements.

WILLOW COVE INVESTMENT GROUP, INC.

(a wholly owned subsidiary of LM Squared Investments, LLC)

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Willow Cove Investment Group, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, and (5) private placement of securities. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned. Securities owned are bought and held principally for the purpose of selling them in the near term and, accordingly, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings.

Furniture and Equipment. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally 5-7 years).

Goodwill. Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of acquisition. Goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value test. The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2006, the Company does not believe any impairment of goodwill has occurred.

Income Taxes. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Fair Value of Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2006 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2006.

2. COMMITMENTS AND CONTINGENCIES

Office Lease. During 2006, the Company leased its offices under a short-term operating lease from a stockholder of the Parent. Rent expense was $63,458 during 2006.

Effective February 1, 2007, the Company entered into a lease for office space under a non-cancelable operating lease. Under this lease, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year ending December 31:	
2007	$ 30,055
2008	41,567
2009	43,197
2010	11,128
	$125,947

Settlement of Securities Transactions. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2006, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

3. RELATED PARTY TRANSACTIONS

During 2006, the Company reimbursed its Parent a total of $7,900 for certain expenses paid for by the Parent for the benefit of the Company.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2006 was 0.43 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2006, the Company had net capital of $19,703 was $14,703 in excess of the amount required by the SEC.

5. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) and, accordingly, has no possession or control requirements.

6. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

*****

WILLOW COVE INVESTMENT GROUP, INC.
(a wholly owned subsidiary of LM Squared Investments, LLC)

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2006

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$102,561	$ 96,889	$ 5,672
Less non-allowable assets			
Prepaid expenses and other assets	(11,785)	(11,785)	-
Goodwill	(58,976)	(58,976)	-
Furniture and equipment	(7,474)	(7,474)	-
	24,326	18,654	5,672
Less charges on security positions			
Securities owned	(2,494)	(2,494)	-
Undue concentration	(2,129)	(2,214)	85
Net capital	$ 19,703	$ 13,946	$ 5,757
Total aggregate indebtedness	$ 8,454	$ 14,126	$(5,672)
Ratio of aggregate indebtedness to net capital	0.43	1.01	
Minimum net capital required	$ 5,000	$ 5,000	

Note: *The differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of December 31, 2006 result primarily from audit adjustments to accounts payable and accrued liabilities.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Willow Cove Investment Group, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Willow Cove Investment Group, Inc. ("the Company") (a wholly owned subsidiary of LM Squared Investments, LLC) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 15, 2007
San Diego, California

END